DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

February 12, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel
Angela McHale, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Behringer Harvard Multifamily REIT I, Inc.
Amendment No. 1 to Form S-11
Filed on February 12, 2008
File No. 333-148414

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale:

On behalf of our client, Behringer Harvard Multifamily REIT I, Inc. (the “Company”), a Maryland corporation, and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Gerald J. Reihsen, III of the Company dated January 25, 2008 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the initial Registration Statement filed on December 31, 2007, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean unmarked version of Amendment No. 1 as filed on EDGAR.

Form S-11 Registration Statement

General

1.                                    Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only.  Please submit all written sale materials proposed to be transmitted to prospective investors, orally or in writing.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.  For guidance, refer to Item 19.D of Industry Guide 5.

Response:              Pursuant to Item 19 of Industry Guide 5, the Company will provide you with any promotional materials and sales literature, including those materials to be used only by broker-dealers, prior to its use.  The Company has not yet prepared such materials, but they will provide these materials when they are available.

2.                                    Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:              Prior to first use, the Company will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that the Company intends to use in the prospectus.  As filed on December 31, 2007, the Company’s prospectus front and back cover pages and page B-1 of the Company’s Form of Subscription Agreement included the Company’s logo.  This is the only graphic the Company has prepared to date.  The Company will provide any additional graphics as they become available.

3.                                    Please provide us with a detailed analysis of why you are not an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940.  For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

Response:              The Company is not currently an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940 (“‘40 Act”) for several reasons.  First, the Company does not come within the definition of “investment company” because one or more of the Company’s majority-owned subsidiaries relies on Section 3(c)(5)(C) for its exclusion from the ‘40 Act and the value of the Company’s investments in such exempt subsidiaries comprises more than 60% of the Company’s total assets (excluding U.S. government securities and cash items) on an unconsolidated basis.  Second, Section 3(c)(6) excludes from the definition of “investment company,” among other things, any company primarily engaged directly or through majority-owned subsidiaries in a business described in Section 3(c)(5)(C).  Third, Section 3(c)(5)(C) excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”  Although all three of these reasons, on their own, enable the Company to avoid “investment company” status, we will focus on the third reason, Section 3(c)(5)(C), to provide the detailed analysis you request.

The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent.  Although the Company intends to adopt a share redemption program, there will be substantial restrictions on a stockholder’s ability to redeem shares:

•                  The Company may terminate the program at any time.

•                  The Company will not redeem more than 5% of the weighted-average number of shares outstanding during the 12-month period immediately prior to the date of redemption.

•                  The Company will generally not redeem shares except from the proceeds of its distribution reinvestment plan plus, if the Company had positive operating cash flow from the previous fiscal year, 1% of all operating cash flow from the previous fiscal year.

•                  The redemption price will generally be the lesser of 90% of the share price at issuance or 90% of the offering price in the Company’s most recent primary offering (ignoring adjustments for special distributions associated with asset sales).

The Staff has taken the position that a security is not a redeemable security if there are substantial restrictions placed upon the right of redemption.(1)

The Staff has provided guidance through the no-action letter process on the meaning of being engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C).  In various letters, the Staff has stated that it would regard an issuer as being engaged primarily in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (b) at least 80% of the value of the issuer’s assets consists of investments in (i) Qualifying Assets plus (ii) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (c) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying Assets and Real Estate-Related Assets (“Miscellaneous Assets”).

The Company generally holds its assets indirectly through entities that it controls.  We address the treatment of interests in these controlled entities below.  First, we will address the treatment of the Company’s indirectly held assets as though they were held directly by the Company.

A portion of the Company’s investments to date consists of real estate loans secured by 100% of the equity securities of a special purpose vehicle that owns real estate (“Mezzanine Loans”).  The Company treats its Mezzanine Loans as Qualifying Assets when the loan meets the criteria recently set forth in the Capital Trust, Inc. No-Action Letter (May 24, 2007), that is: (1) the loan is made specifically and exclusively for the financing of real estate; (2) the loan is underwritten based on the same considerations as a second mortgage and after the Company performs a hands-on analysis of the property being financed; (3) the Company exercises ongoing control rights over the management of the underlying property; (4) the Company has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and (6) the Company has the right to foreclose on the

(1) See, e.g., Redwood Mortgage investors VII, a Cal. LTD P’ship, SEC No-Action Letter (Jan. 5, 1990); California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (Jan. 4, 1990); and Am. Home Fin. Corp., SEC No-Action letter (May 11, 1981).

collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Another portion of the Company’s investments consists of mortgage loans that are junior to a mortgage owned by another lender (“Second Mortgages”).  The Company treats Second Mortgages as Qualifying Assets if the real property fully secures the Second Mortgage.(2)

With respect to each of its Second Mortgages and Mezzanine Loans, the Company’s estimate of the value of the real estate that is the direct collateral for the Second Mortgage or that is the indirect collateral for the Mezzanine Loan, in each case, exceeds the current aggregate principal amount owed under the first mortgage on the real estate and under the Second Mortgage or Mezzanine Loan.

The remainder of the assets held by the Company, directly or indirectly, consists of real estate or cash or cash equivalents.  With respect to cash and cash equivalents, for purposes of calculating the 55%/25% test, the Company ignores all proceeds from its recently completed private offering to the extent the Company intends to use such proceeds to acquire Qualifying Assets as soon as possible and within one year.(3)

When determining whether the Company satisfies the requirements of Section 3(c)(5)(C), the Company will calculate its assets on an unconsolidated basis, which is consistent with the methodology used in Section 3(a)(1)(C) of the ‘40 Act and, we understand, consistent with the views of the Staff as reflected in correspondence with the Staff in recent transactions.(4)  This means that when the Company’s assets are held through another entity, they will be treated as follows:

1.                  If the Company owns less than a majority of the voting securities(5) of the

(2) See Prudential Mortgage Bankers & Investment Corp., SEC Staff No-Action Letter (Dec. 4, 1977); Coast Fed. Sav. & Loan Ass’n, SEC No-Action Letter (Feb. 15, 1982); The State Street Mortgage Co., SEC Staff No-Action Letter (July 17, 1986).

(3) See Medidentic Mortgage Investors, SEC No-Action Letter (May 23, 1984).

(4) See Letter from Quadra Realty Trust, Inc. to Karen J. Garnett, Assistant Director, Division of Corporation Finance, SEC, re: Quadra Realty Trust Form S-11, Registration No. 333-138591 (dated Dec. 15, 2006) at pages 3-4.

 (5) Section 2(a)(42) of the Act defines “voting security” to mean “any security presently entitling the owner to vote for the election of directors of a company.  However, the Staff stated in Wells Fargo Alternative Asset Management, LLC (January 26, 2005)

In the context of limited partnership interests, we have broadly construed a limited partner’s present entity, then the value of the Company’s interest in the entity will be treated as Real Estate Related Assets if the Company is engaged in the real estate business, such as REITs, and otherwise as Miscellaneous Assets.(6)

2.              If the Company owns a majority of the voting securities of the entity, then the value of the Company’s interest in the entity will generally be allocated among Qualifying Assets, Real Estate Related Assets and Miscellaneous Assets in proportion to the entity’s ownership of Qualifying Assets, Real Estate Related Assets and Miscellaneous Assets.(7)

3.              If the Company is the general partner or managing member of a entity, then (i) the value of the Company’s interest in the entity will be treated as in item #2 above if the Company is actively involved in the management and operation of the venture or its agreement is required for all major decision affecting the venture and (ii) the value of the Company’s interest in the entity will be treated as in item #1 above if the Company is not actively involved in the management and operation of the venture or its agreement is not required for all major decision affecting the venture.(8)

Applying these principles to the Company’s facts, the Company concludes that all of the investments described in the S-11 are Qualifying Assets.  In reaching this conclusion, the Company notes the following:

•                  The Company owns four Mezzanine Loans, each of which has been structured to meet the six criteria for “Tier 1” loans set forth in the Capital Trust No-Action Letter.  In addition, one of the four Mezzanine Loans is also fully secured by a Second Mortgage.  Of the four Mezzanine Loans, one is indirectly wholly owned by the Company and the other three are indirectly owned by three separate joint ventures that are each controlled and 55%-owned by the Company.

entitlement to vote for the election of “directors” to include the right to: (1) remove or replace the general partner, (2) vote on the election or removal of the general partner in the event of the general partner’s death, insanity or retirement, (3) terminate the partnership if one of the initial managing general partners ceases to serve in that role, and (4) take part in the conduct or control of the limited partnership’s business.  We have stated that a limited partnership interest is a voting security if the limited partner has an economic interest that gives it the power to exercise a controlling influence over the partnership

(6) JER Investors Trust, Inc., Registration Statement on Forms S-11, Amendment No. 6, Registration No. 333-122802 (filed July 11, 2005) at p. 67.

(7) See Letter from Quadra Realty Trust, Inc. to Karen J. Garnett, Assistant Director, Division of Corporation Finance, SEC, re: Quadra Realty Trust Form S-11, Registration No. 333-138591 (dated Dec. 15, 2006) at p. 5.

(8) NAB Asset Corp., SEC No-Action Letter (June 20, 1991).

•                                          The Company owns four additional loans, each of which is fully secured by a Second Mortgage.  These four Second Mortgages are indirectly owned by four separate joint ventures that are each controlled and 55%-owned by the Company.

•                                          All of the Company’s real estate assets (as opposed to the loans described above) are held indirectly (i) through entities in which it indirectly owns a majority of the voting interests or (ii) through entities for which the Company indirectly serves as a managing member and the Company’s agreement is required for all major decisions affecting the venture.

Please see the structure diagrams supplementally provided to the Staff as Exhibit A.  These diagrams show how the Company indirectly owns real estate or loans relating to eight multifamily real estate projects.  Note that each of the joint ventures referenced above owns their investments in these projects through a separate REIT (each a “Subsidiary REIT”).  Each Subsidiary REIT also can rely on Section 3(c)(5)(C) to avoid “investment company” status because (i) it does not issue redeemable securities and (ii) its assets satisfy the 55%/25% test.  In addition, each Subsidiary REIT can also rely on Section 3(c)(7) because all of the investors in each Subsidiary REIT are “qualified purchasers” as defined under Section 2(a)(51) of the ‘40 Act.  (The securities of the Subsidiary REITs were sold in private offerings.)

Like any other company relying on Section 3(c)(5)(C), changes in the value of the Company’s assets could cause the Company to have to acquire Qualifying Assets or sell other assets in order to qualify for the exemption.  Given the conditions that must be met before the Company is obligated to make further advances under certain of its Second Mortgages or Mezzanine Loans, the Company does not believe such obligations pose a realistic risk to its continued compliance with Section 3(c)(5)(C).  Nevertheless, the Company intends to monitor its compliance with Section 3(c)(5)(C) continually and will take whatever steps are necessary before funding additional loan advances so that such loan will not threaten its compliance with Section 3(c)(5)(C).

4.                                    Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated

December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response:             The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption.  We have considered applicable SEC Division of Corporation Finance no-action letters.  Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of the Company’s plan, including the requirement to honor redemptions on a pro rata basis (except for redemptions that would cause the redeeming stockholder to violate the ownership limits in the Company’s charter), we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.                                    We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response:              Alston & Bird LLP (dated October 22, 2007) grants relief to non-traded REITs that purchase shares of their common stock under an established share redemption program while in engaged in a distribution if certain conditions are met.  The Company considered the elements of its proposed share redemption program and believes they are consistent with the class relief granted by the Division of Market Regulation.

Prospectus Cover Page

6.                                    Please include a summary and cover page risk factor regarding the fact that the program termination date may be indefinitely extended by your board.

Response:              As requested by the Staff, the Company revised its cover page to provide appropriate disclosure that it may not successfully implement its exit strategy, in which case investors may have to hold their investment for an indefinite period.  Also as requested by the Staff, the Company revised its summary to include an additional risk factor.  The new summary risk factor conveys that market conditions and other factors could cause the Company’s board of directors, including its independent directors to conclude that it is not in its best interest to hold a stockholders meeting for the purpose of voting on a proposal for the Company’s orderly liquidation.  Pursuant to the Company’s charter and with the concurrence of a majority of the Company’s independent directors, such a stockholder vote to liquidate may be delayed indefinitely.

Terms of the Offering, page 5

7.                                    Please update the disclosure regarding the private offering to reflect the total amount raised in the offering.

Response:              Pursuant to the Staff’s comment, the Company updated its disclosure to state that during the private offering, the Company sold a total of approximately 14,241,950 shares of common stock and raised a total of approximately $127,307,000 in gross offering proceeds.

Summary Risk Factors, page 5

8.                                    In the fourth bullet on page 7, please specifically identify the other programs with the same sponsor that may directly compete with you.  Please provide similar disclosure in the third bulleted paragraph on page 13 and in the last paragraph on page 103.

Response:              Per the Staff’s request, the Company has revised these three sections of the prospectus to identify the various Behringer Harvard-sponsored programs that will likely compete with the Company for (i) the time of the Advisor and its affiliates, (ii) public equity and (iii) investment opportunities.

We note for the Staff that, although any Behringer Harvard-sponsored program with available proceeds could theoretically compete with the Company for investment opportunities, we believe that competition for investments from other Behringer Harvard-sponsored programs is not likely to have a significant impact on the Company.  Only three other Behringer Harvard-sponsored entities are likely to have significant amounts of cash for investment – Behringer Harvard REIT I, Inc. and Behringer Harvard Opportunity REIT II, Inc, which are the only Behringer Harvard-sponsored entities that are currently conducting public offerings, and Behringer Harvard REIT II, Inc., which is currently in registration relating to its planned IPO.  Behringer Harvard REIT I, Inc. has focused on assembling a large multi-tenant office property portfolio (for an aggregate purchase price to date of approximately $4.8 billion) and, therefore, is unlikely to invest in multifamily properties.  Behringer Harvard Opportunity REIT II, Inc. and Behringer Harvard REIT II, Inc. have broad investment focuses rather than a focus on multifamily properties; therefore, the Company believes that the Advisor and its affiliates are more likely to offer multifamily investment opportunities to the Company before Behringer Harvard Opportunity REIT II, Inc. or Behringer Harvard REIT II, Inc.

9.                                    In the fifth bullet, please briefly describe how “enterprise value” is calculated.

Response:              The Company will revise the bullet point as requested by the Staff to include the following: At the end of the paragraph: Our “enterprise value” is generally the difference between the value of all of our assets as determined in good faith by our board of directors, including a majority of the independent directors, and all of our liabilities as set forth on a balance sheet for the period ended immediately prior to the determination date, except (1) if our enterprise value is being determined in connection with a change of control transaction that establishes our net worth, then our enterprise value is equal to that established net worth and (2) if our enterprise value is being determined in connection with a listing of our common stock, then our enterprise value is equal to the number of our outstanding shares of common stock multiplied by the closing price of a share of our common stock averaged over the 30-day period following listing.

Joint Venture with Dutch Foundation, page 9

10.                             Please disclose whether you or the sponsor receive any management fees or promoted interest in connection with the joint venture.

Response:              The Company receives no fees or promoted interest pursuant to the joint venture.  Should the Company acquire additional multifamily development project assets through the joint venture, the Company’s advisor, Behringer Harvard Multifamily Advisors I LP (the “Advisor”) would receives fees, such as acquisition fees and asset management fees incident to the acquisition of assets and the potential return on these assets may contribute to the convertible stock promoted interest, but the Advisor will receive no separate promoted interest from the joint venture.  In addition, an affiliate of the Sponsor receives acquisition, asset management and disposition fees in connection with all investments made by the co-investment partner including those made alongside the Company.

Description of Properties and Real Estate-Related Assets, page 10

11.                             Please include in the summary information about the estimated completion date and number of units of each property.

Response:              Per the Staff’s request, the Company revised its summary disclosure to include the following table:

Name of Property	No. of Units	Est. Completion Date
The Reserve at Johns Creek	210	Completed, In Operation
Eldridge at Briar Forest	330	December 2008
Lovers Lane Townhomes	155	June 2009
Fairfield at Columbia Village	234	August 2009
Satori	279	August 2009
Fairfield at Baileys Crossroads	414	November 2009
Fairfield at Cameron House	325	December 2009
Alexan St. Rose	430	September 2010

12.                             It does not appear that footnote (1) beside the two “Lovers Lane Townhomes” entries and footnote (2) beside the “Eldridge at Briar Forest” correspond with the respective footnotes below the charts.  Please revise or advise.

Response:              The Company made the Staff’s requested revision.  These footnote markers are not used in the summary and will be deleted.

Distribution Policy, page 12

13.                             Please disclose whether you intend to pay any future dividends at the same frequency with which you have paid dividends historically.  In addition, please disclose here and in the risk factor on page 36 the aggregate amount of dividends paid for the year ended December 31, 2007 and the amount of FFO generated during that period.  Please advise us why you calculate the dividend yield for the most recent period off a $9.25 offer price.

Response:              The board of directors analyzes and makes determinations as to the declaration of dividends on a quarterly or monthly basis.  Although the real estate and business conditions will impact these determinations, the board currently intends to continue to pay dividends on the current monthly schedule.  We have also revised the summary and appropriate risk factor to disclose that the Company paid approximately $515,214 in dividends for the year ended December 31, 2007.  At the time of filing this amendment to the Form S-11, the amount of FFO generated during the period ended December 31, 2007 was not yet available.  The dividend yield was calculated for the most recent period at $9.25 per share because that was the price paid by accredited investors in the private placement immediately prior to terminating the private placement.

Conflicts of Interest, page 13

14.                             In the third bulleted paragraph, please discuss the conflicts relating to the other Behringer Harvard offerings that will be open concurrently with your offering, which you reference on page 102.

Response:              Per the Staff’s request, the Company revised the prospectus summary and conflict of interest sections to disclose that the other public offerings open to investors as of the date of the prospectus include Behringer Harvard REIT I, Inc. and Behringer Harvard Opportunity REIT II, Inc.  The Company also revised these sections to disclose that Behringer Harvard REIT II, Inc. is currently in registration relating to its planned IPO.  Further, Behringer Harvard REIT I, Inc., Behringer Harvard REIT II, Inc., Behringer Harvard Opportunity REIT I, Inc. and Behringer Harvard Opportunity REIT II, Inc. are concurrently (or, with respect to Behringer Harvard REIT II, Inc. and Behringer Harvard Opportunity REIT II, Inc., will soon be) investing capital in additional properties and real estate-related assets; however it is unlikely that either Behringer Harvard REIT I, Inc. or Behringer Harvard Opportunity REIT I, Inc. will invest in multifamily properties.  Please refer to the Company’s response to Comment No. 8.

Compensation to our Advisor and its Affiliates, page 15

15.                             Please disclose that your reimbursement amounts will include reimbursement for sponsor personnel.  We note your disclosure to this effect on page 90.  Please also add this disclosure to the chart beginning on page 95.

Response:              In response to the Staff comment, the Company revised the summary, the advisory management agreement section and management compensation chart to disclose that the Company may reimburse the Advisor for certain expenses, costs of salaries and benefits of persons employed by the Advisor and/or its affiliates performing advisory services for the Company.

16.                             Please revise your disclosure to explain the types of services that will be provided to you in exchange for the development fee.

Response:              The Company revised the summary and management compensation table to respond to the Staff’s request for additional detail as to the type of services provided in exchange for development fees.  Development fees may be paid for the packaging of a development project, including services such as the negotiation and approval of plans, assistance in obtaining zoning and necessary variances and financing for a specific property.

Listing or Liquidation, page 20

17.                             Refer to the second paragraph.  Please disclose whether your directors will consider shareholder liquidity in assessing “value.” Please add related disclosure to the last paragraph under “Distribution Policies” on page 126.

Response:              In assessing whether to list or liquidate, the Board would likely solicit input from financial advisors as to the likely demand for the Company’s shares upon listing.  If, even after listing, the Board believed that it would be difficult for stockholders to dispose of their shares, then that factor would weigh against listing.  However, such factor would not be the only factor considered by the Board.  If listing still appeared to be in the best long-term interest of the Company’s stockholders despite the prospects of a relatively small market for the Company’s shares upon the initial listing, the Board may still opt to list the Company’s shares in keeping with its obligations under Maryland law.  The Board would likely also consider whether there was a large pent-up demand to sell the Company shares when making decisions regarding listing or liquidation.  We note that the degree of participation in the Company’s dividend reinvestment plan at this time could be an indicia of stockholder demand to liquidate their investments.  The Company has revised the summary and Disposition Policies section to disclose that liquidity would likely be one factor that the board will consider when deciding between listing or liquidating.

Questions and Answers about this Offering, page 23

18.                             Please add disclosure to inform shareholders as to when you will begin to calculate NAV, as well as how you plan to disseminate those calculations.  We note that you plan to use NAV to determine the price of shares under your shareholder redemption program.

Response:              In response this Staff comment, the Company directs the Staff to “Q: Will I be notified of how my investment is doing?”  In the text of this question and answer, the Company repeats its disclosure previously described in the Summary under the “Proposed Share Redemption Program” section where the Company states that three full fiscal years after the Company’s last offering, it will begin to calculate value based on valuations of the Company’s properties and other assets.  As appropriate, the Company will distribute this valuation information in any of the forms of periodic updates listed in the answer to this question, including monthly, quarterly and/or annual reports or by other means as appropriate.

Duties of our Executive Officers, page 85

19.                             Please clarify your disclosure to clearly delineate between the day to day services provided by your named executive officers and the day to day services provided by your advisor.

Response:              The Company has revised its disclosure to make clear that, as an externally advised corporation, its day-to-day operations are generally performed by the Advisor.  All of the Company’s executive officers are also officers or employees of the Advisor.  None of the Company’s executive officers are compensated by the Company.  The Company’s executive officers personally oversee the Advisor’s day-to-day operations with respect to the Company.  However, when doing so, such executive officers are acting on behalf of the Advisor in performing its obligations under the Advisory Management Agreement.  Generally, the only services performed by the Company’s executive officers in their capacity as executive officers are those required by law or regulation, such as executing documents as required by Maryland law and providing certifications required by the federal securities laws.

Compensation of Directors, page 86

20.                             Please update your compensation chart to reflect earnings during fiscal year 2007.

Response:              In accordance with the Staff’s request, the Company updated the compensation chart to reflect earnings during fiscal year 2007.

Conflicts of Interest, page 102

21.                             Please add disclosure about the conflicts relating to the master co-investment agreement, including which you discuss briefly on page 13 and also on page 121.  In this regard, we note from your disclosure on page 121 that this agreement was intended for co-investments with you, but that the agreement permits the Co-Investment Partner to invest with other programs sponsored by Behringer Harvard.  Please discuss the potential conflicts associated with such a situation.

Response:              In order to respond to the Staff’s comment, the Company clarified its disclosure as follows:

Co-Investments with Dutch Foundation

Our sponsor has entered into a master co-investment agreement for multifamily-development projects.  The master co-investment arrangement is intended to allow for co-investments with any Behringer Harvard-sponsored program; however because of our investment objectives, we believe that we are the most likely Behringer Harvard-sponsored program to co-invest with the Co-Investment Partner.  As described above, most of our executive officers and the executive officers of our advisor also are the executive officers of the advisors and general partners of other Behringer Harvard-sponsored programs, and these entities are under common ownership.  There is a risk that a potential investment under the master co-investment arrangement would be suitable for one or more other Behringer Harvard-sponsored programs, in which case the executive officers of our advisor will have a conflict of interest in allocation of the investment to us or another program.  In addition, in connection with the master co-investment arrangement, our sponsor made certain undertakings to make and share, through it or its affiliates, multifamily-development investments of the type targeted by the master co-investment arrangement until the capital commitment of PGGM has been substantially invested.  These undertakings make it unlikely that we will pursue on our own multifamily-development investment opportunities of the type targeted by the master co-investment arrangement until the capital commitment of PGGM has been substantially invested.  The capital commitment of PGGM is currently $200 million, with approximately $67 million committed to existing projects, but may be increased to $300 million.

Investment Objectives and Criteria, page 110

22.                             Please expand your description of how you use mezzanine loan investments to acquire newly developed properties.

Response:              The Company directs the Staff to the subcaption in this section titled, “Developer-Focused Strategy.”  In the first paragraph of this subsection, the Company discloses how it believes that by acquiring this additional debt financing, while securing an option on the property or equity interest, the Company can acquire the newly constructed property on attractive terms.  In order to expand this disclosure for the Staff, the Company revised its description of  additional debt financing to include a parenthetical that includes, “such as the Company’s mezzanine loan investments.”

23.                             We note that your mezzanine note investments are structured with a view of becoming an equity owner upon completion of the development.  Clarify to us how you have considered the guidance discussed in SAB Topic II as to whether these loans should be accounted for as investments in real estate.  Your response should address whether these loans have ADC type loan attributes.  We note from the information on page 129 that the Lovers Lane Townhomes mezzanine loan has a 12.5% net profit interest which is akin to the equity kickers discussed in the SAB.

Response:              The Company supplementally advises the Staff that the Company’s contracts are structured to provide it with a “right of first offer” option (“ROFO”) to purchase the property if completed.  The ROFO option becomes exercisable only if the property has been completed.  If the Company decides to exercise this option, the parties will attempt to negotiate a purchase price using then-current market values.  The ROFO option will expire if negotiations are unsuccessful.  In evaluating the accounting treatment for mezzanine loans, the Company considered SAB Topic II and AICPA Practice Bulletin 1.  In connection with issuing each of the current loan agreements, the Company received the project as collateral (either directly or indirectly through the pledge of equity interests in the project owner) and the Company also received recourse to the borrowers’ assets beyond the project collateral.  As noted in paragraph 16(b) of AICPA Practice Bulletin 1, the Company concluded that all of the Company’s current loan agreements qualify for loan accounting because they include at least one of the characteristics identified in paragraph 9(b) through 9(e) of AICPA Practice Bulletin 1, most notably, paragraph 9(c).

The Company supplementally advises the Staff that the Lovers Lane Townhomes loan 12.5% net profits interest agreement provided the Company with an interest in the positive operational income generated by the property’s leasing activity; this contract does not provide a profits interest in any project sales proceeds.  In concluding that the 12.5% net profits interest arrangement was not a substantive provision under AICPA Practice Bulletin 1, the Company also considered that this arrangement did not require the Company to participate or fund operating losses, and, the Company considered its estimation that no significant amounts would be received. The Company anticipated that this property’s earnings would decline significantly for the year ended December 31, 2007 because the developer ceased renewing leases and estimated that demolition would occur in early 2008; complete vacancy was expected by December 31, 2007.

24.                             Separately, tell us what consideration you gave to whether these loans should be evaluated as if they were equity investments for purposes of applying Rule 3-09 of Regulation S-X and investments in property for purposes of applying Rule 3-14 of Regulation S-X.

Response:              The Company supplementally advises the Staff that the Company has made only equity investments in each of the Co-Investment Ventures.  As discussed in the Company’s response to Comment No. 31, the Company concluded that it is required to use the equity method of accounting under SOP 78-9 for each Venture. The Ventures have issued equity and loan investments.

The Company does not consolidate any Venture or any property.

The Reserve at Johns Creek Walk, an operating property, has received an equity investment from one Venture. In evaluating compliance with Rule 3-14 of Regulation S-X as of the date the Venture procured an equity interest in The Reserve at Johns Creek Walk, the Company concluded that separate financial statements were required because it was an operating property.

The Lovers Lane Townhomes, an operating property at the time the Company became involved, has received a loan from one Venture; this property was vacant as of December 31, 2007.  In evaluating compliance with Rule 3-14 of Regulation S-X as of the date the Company became involved with the Lovers Lane Townhomes project, April 12, 2007, the Company concluded that separate financial statements of this operating property were required pursuant to the significance tests provided by Topic Two paragraph (II)(D) Properties Securing Ordinary Loans within the Division of Corporate Finance Accounting Disclosure Rules and Practices Manual.

All of the other Ventures have investments in development projects and have no rental revenues.

In evaluating compliance with Rule 3-09 of Regulation S-X to all of the Ventures, the Company considered paragraph (b).  The Company will determine compliance with Rule

3-09 as it relates to these Ventures in connection with its filing of audited consolidated financial statements as of December 31, 2007.

Property Acquisition Factors, page 116

25.                             Refer to the last paragraph.  Please explain how you define a “superior rate of return.”

Response:              In response to the Staff’s comment, the Company replaced “superior rate of return” with “return above market averages.”

Loan Investment and Origination Criteria, page 119

26.                             Please disclose whether you have any limitations on providing loans or financing to your affiliates.

Response:              The Company revised its disclosure to disclose that Section 10.1(iii) of the Company’s charter prohibits the Company from making loans to affiliates, except that the Company may make or invest in mortgage loans involving an affiliate if an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of the Company’s independent directors as fair and reasonable to the Company and on terms no less favorable to the Company than those available from third parties.  The Company has revised the disclosure under Loan Investment and Origination Criteria to note this charter restriction.

Description of Properties and Real Estate-Related Assets, page 129

27.                             Please disclose the average rent for The Reserve at St. Johns Creek Walk.

Response:              The Company revised its disclosure to state that as of the December 31, 2007, The Reserve at St. John’s Walk’s monthly average for market rent was $1.08 per square foot.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 152

28.                             Refer to the fourth paragraph on the page.  Please add a discussion about the current trends relating to multifamily properties, which you discuss on page 25.  Please balance this discussion with a discussion of the recent issues in the credit markets and how this may impact your business.

Response:              In response to the Staff’s comment, the Company revised its disclosure to add current trend information regarding population in management’s discussion and analysis executive summary and credit market disclosure in the risk factors, management’s discussion and analysis executive summary and liquidity sections of the Form S-11.

29.                             Please discuss your ability to meet your $247 million commitment to the Co-Investment Venture, in light of the fact that you have not established any financing sources at this time (page 12).  In addition, please add disclosure about your $247 million commitment in the “Contractual Obligations” section on page 163 or, alternatively, tell us why it is not appropriate for you to do so.

Response:              The intent of the Company’s commitment to the co-investment partnership is to govern the terms upon which the Company will co-invest (e.g., ownership percentages and structure), not to bind the Company to co-invest in any project put to it by the co-investment partnership.  The intention is for the Company to be committed only to projects that the Company’s board of directors has approved.  Therefore, we have revised the disclosure to clarify that the commitment only applies to investments approved by the Company’s board of directors.  Because the Company’s board of directors will not approve any co-investments unless the Company is financially able to make such investments, the Company does not anticipate an issue in meeting its commitment.

With respect to disclosing the commitment in the “Contractual Obligations” section, we believe that such disclosure is inappropriate because the Company will only be asked to honor the commitment when the Company’s board of directors approves a co-investment, which circumstances do not reflect the nature of an obligation.

Property Portfolio, page 153

30.                             We note from your disclosure on page 129 that, for some of your properties, the amount you have advanced varies greatly from the maximum advance amount.  If appropriate, please discuss here or in Liquidity and Capital Resources your anticipated obligation to fund additional proceeds in the next 12 months and how such drawdowns will impact your cash flow and liquidity.

Response:              The Company revised its disclosure to include its anticipated obligation in the property portfolio section.  In the ordinary course of its business, the Company contracts with unaffiliated commercial property development companies to provide them with a total equity and/or mezzanine loan amount on a particular project (“Project Commitments”).  The Company funds an initial amount under Project Commitments at contract inception and makes additional payments as construction progresses, typically spanning one to two years.  Estimated payments on Project Commitments for 2008 are approximately $20.1 million; expected to be funded from current cash balances.

Investments in Real Estate Joint Ventures, page 154

31.                             Please consider expanding your discussion to include the significant terms of your co-investment agreements as disclosed on pages 121 - 122 and your analysis of these terms in applying the relevant accounting literature.

Response:              In response to the Staff’s comment, the Company has expanded the disclosure as reflected below:

Terms of Co-Investments.  Each investment we have made in a Co-Investment Project has been made through a Co-Investment Venture managed by us or a subsidiary of ours.  We are the manager of the Co-Investment Venture’s affairs, but the operation of Co-Investment Projects are conducted in accordance with operating plans prepared by us and approved by us and the Co-Investment Partner.  In addition, without the consent of all members of the Co-Investment Venture, the manager may not approve or disapprove on behalf of the Co-Investment Venture certain major decisions affecting the Co-Investment Venture, such as (i) selling or otherwise disposing of the Co-Investment Project or any other property having a value in excess of $100,000, (ii) selling any additional interests in the Co-Investment Venture or the Subsidiary REIT (with limited exceptions relating to the Subsidiary REIT maintaining its status as a real estate investment trust or the sale of an interest to the developer of the Co-Investment Project) or (iii) incurring or materially modifying any indebtedness of the Co-Investment Venture or the Subsidiary. As of September 30, 2007, each venture has two partners, and each venture partner possesses equal substantive participating rights to make decisions which constitute routine occurrences in each venture’s ordinary course of business. These decisions include the requirement to approve initial and annual operating plans, initial and annual capital expenditures, any sales or dispositions of investments, and, any method of refinancing or raising additional debt or equity capital.

Each Venture is evaluated under FIN46R.  If the Venture is determined not to be a variable interest entity under FIN 46R, then the ventures are evaluated for consolidation under the American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position (“SOP”) 78-9, “Accounting for Investments in Real Estate

Ventures,” as amended by Emerging Issues Task Force (“EITF”) 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” As a result of the equal substantive participating rights possessed by each partner, no single party controls each venture; accordingly, the Company accounts for each Venture using the equity method of accounting pursuant to SOP 78-9 as amended.

Tender Offers by Stockholders, page 206

32.                             Please briefly describe the term “tender offer.” In particular, please clearly describe any limits on the ability of a shareholder to purchase shares from another individual stockholder.

Response:              The Company’s charter does not define “tender offer.”  Its charter does, however, provide that the term includes ‘mini-tender’ offers.”  In response to the Staff’s comment, the Company has revised its disclosure in this section to set forth its understanding of the charter provision, which is that the procedural requirements with respect to tender offers apply to any widespread solicitation for shares of the Company’s stock at firm prices for a limited time period.  The Company also revised the disclosure to describe limits on the ability of its stockholders to initiate tender offers.

In order for a stockholder of the Company to conduct a tender offer to another stockholder, the Company’s charter requires that the stockholder comply with Regulation 14D of the Exchange Act and provide the Company notice of such tender offer at least 10 business days before initiating the tender offer.   Pursuant to the Company’s charter, Regulation 14D would require any stockholder initiating a tender offer to provide:

•                  Specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

•                  The ability to allow stockholders to withdraw tendered shares while the offer remains open;

•                  The right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of the Company’s shares; and

•                  That all stockholders of the subject class of shares be treated equally.

In addition to the foregoing, the Company also describes the ramifications to stockholders should they attempt to conduct a non-compliant tender offer:  If any stockholder initiates a tender offer without complying with the provisions set forth above, the Company, in its sole discretion, shall have the right to redeem such non-compliant stockholder’s shares and any shares acquired in such tender offer.  The non-complying stockholder shall also be responsible for all of the Company’s expenses in connection with that stockholder’s noncompliance.

Financial Statements and Notes

General

33.                             Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response:              In response to the Staff’s comment, the Company will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

34.                             Please monitor the requirements of Rule 3-09 of Regulation S-X for your equity method co-investment ventures.

Response:              In response to the Staff’s comment, the Company will continue to monitor the updating requirements of Rule 3-09 of Regulation S-X for its equity method co-investment ventures.

Audited For The Period from August 4, 2006 (date of inception) through December 31, 2006

Consolidated Statement of Operations, page F-5

35.                             Tell us how you complied with paragraph 6 of SFAS 128 in determining whether to present earnings per share information in your financial statements.

Response:              In response to the Staff’s comment, the Company has included the disclosure in footnote 2 within the notes to the consolidated financial statements and on the face of the consolidated statement of operations for the period from August 4, 2006 (date of inception) through December 31, 2006.

Unaudited Nine Months Ended September 30, 2007

Consolidated Statements of Operations and Cash Flows, pages F-15 and F-17

36.                             Tell us how you complied with Rule 3-02(b) of Regulation S-X in determining whether to present the financial information of the corresponding period of the preceding year.

Response:              The Company supplementally advises the Staff that the Company concluded the presentation was not necessary because there was no activity from August 4, 2006, the Company’s inception, through September 30, 2006 and the amounts were zero. The Company respectfully refers the Staff to the last sentence disclosed in footnote 2 within the notes to the consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

Note 3 Summary of Significant Accounting Policies

37.                             Expand to include your accounting policies related to loans and equity investments, including those policies related to assessment and measurement of impairment.  When discussing the accounting policies related to the equity investees through the registrant’s investment in the Venture be sure to address that impairment will be assessed on an individual project basis.  Refer to paragraphs 24 and 25 of SFAS 67.

Response:              In response to the Staff’s comment, the Company has expanded the disclosure in footnote 3 within the notes to the consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

38.                             From the information included in note 2 on page 76, the organizational and offering costs have been incurred by an affiliate on the registrant’s behalf.  Clarify to us and expand your disclosure to clarify how the registrant has applied the guidance of SOP 98-5, which requires organizational costs to be expensed as incurred, and SAB Topics 1B and 5T, which require all costs incurred on the registrant’s behalf to be reflected in the registrant’s financial statements, even if repayment has been forgiven.

Response:              The Company supplementally advises the Staff that it is recording organizational costs as expenses in the consolidated income statements of the Company, and the Company records offering costs to additional paid-in-capital.  The Advisor is responsible for supporting the Company’s private and public offerings, and, as a result, is responsible for bearing and paying all of the Company’s organizational and offering costs in accordance with an Advisory Management Agreement.  Under this Advisory Management Agreement, the Company has a contractual obligation to pay the

Advisor a fixed fee of 1.5% of the gross private offering proceeds (the “Fixed Fee”); this Fixed Fee compensates the Advisor.  The Company’s obligation to the Advisor is incurred commensurate with, and is limited to, the extent of receipt of offering proceeds.  In connection with this public offering, the Advisor will be reimbursed for all of the organizational and offering costs they have incurred, up to a maximum of 1.5% of gross public offering proceeds.

The Company records a portion of the Fixed Fee as organizational expenses in its consolidated statement of operations to the extent the Advisor has incurred organizational costs on behalf of the Company.  The amount of the Fixed Fee recorded as organizational expenses by the Company is determined using the proportion of organizational costs incurred by the Advisor to the total organizational and offering costs incurred by the Advisor on behalf of the Company.

The Company accounts for this Fixed Fee pursuant to the Division of Corporation Finance Accounting Disclosure Rules and Practices Manual, Topic Seven, section (II)(A)(1).

In response to the Staff’s comment, the Company has expanded the disclosure in footnote 4 to the notes to consolidated financial statements as of and for the period ended December 31, 2006, and, in footnote 11 to the notes to consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

39.                             We note from the information on page 98 that operating costs will be incurred on your behalf but will be subject to a limitation on repayment.  Clarify to us and in this note how you have and will account for these costs.  Refer to SOP 98-5 and SAB Topics 1B and 5T.

Response:              The Company respectfully requests the Staff to refer to our response to Comment No. 38.

Valuation of Acquired Real Estate and Related Intangibles, pages F-19 - F-20

40.                             The value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable.  The resulting value would be amortized over this same period.  Please consider revising your disclosures to appropriately account for your future below market leases.

Response:              In response to the Staff’s comment, the Company has included the disclosure in footnote 3 to the notes to consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

Note 6 - Joint Ventures, pages F-23 - F-26

41.                             We note you have provided a broader discussion of the significant terms of the co-investment agreement with PGGM on pages 121 - 122. Please consider expanding your note disclosures to include these significant terms and the related accounting considerations such as the substantive participating rights that preclude consolidation by the registrant.

Response:              The Company respectfully requests the Staff to refer to our response to Comment No. 31.  In response to the Staff’s comment, the Company has included the disclosure in footnote 3 to the notes to consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

Loans to real estate ventures, page F-24

42.                             Please clarify why $41,641 of the $42,641 loan balance is accrued interest.  Tell us about the loan history of the loan to which this accrued interest relates and how you evaluated its collectability.

Response:              The Company supplementally advises the Staff that this loan was issued in April 2007 by a wholly owned subsidiary of the Company.  The contractual loan terms included monthly interest at a fixed rate; accordingly, the consolidated income statement of the Company presents this accrued interest.  In June 2007, the Company’s Co-Investment partner purchased an equity interest in this subsidiary and received substantial participating rights as discussed in our response to Comment No. 31. Because no one party possesses unilateral control over this subsidiary, the Company ceased consolidation of this subsidiary and accordingly ceased recognizing interest income on this loan.

In connection with issuing this loan, the Company received the project as collateral and also received recourse to the borrowers’ assets beyond the project collateral.  The Company evaluates credit exposures based upon the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors, and, if appropriate, the realizable value of any collateral.  Loss allowances are established for these loans at the individual project level, based upon an estimate of probable losses for the individual loans deemed to be impaired.  This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s contractual effective rate, the secondary market value of the loan and the fair value of collateral less disposal costs.

Investments in real estate ventures, page F-24

43.                             You have indicated that The Reserve at Johns Creek Walk is currently the only operating property.  Please clarify whether this is inclusive or exclusive of your investments through the Venture.  Clarify how you evaluated the need to include financial statements for this investment under Rule 3-09 of Regulation S-X which should be updated in accordance with Rule 3-12 of Regulation S-X.

Response:              The Company respectfully refers the staff to our response to Comment No. 24. Concurrently with its evaluation of Rule 3-09, the Company will evaluate compliance with Rule 3-12.  In response to the Staff’s comment, the Company has expanded the disclosure in footnote 6 to the notes to consolidated financial statements (unaudited) as of and for the period ended September 30, 2007

The Ventures’ Loans to and Equity Investments in real estate joint ventures, page F-25

44.                             Tell us how you evaluated the need to provide Rule 3-09 of Regulation S-X financial statements for these ventures both individually and collectively at December 31, 2007.  In addition, clarify what consideration you gave to providing summarized financial information required by Rule 4-08(g) of Regulation S-X.

Response:              The Company supplementally advises the Staff that in evaluating the applicability of Rule 3-09 of Regulation S-X to the Ventures, the Company considered paragraph (b).  In connection with the Company’s filing of audited financial statements for the year ended December 31, 2007, the Company will evaluate compliance with the separate financial statement requirements of Rule 3-09 of Regulation S-X for each Venture on an individual basis; the Company concluded that Rule 3-09 does not require a collective evaluation. Further, the Company will evaluate the disclosure requirements of Rule 4-08(g) of Regulation S-X for each venture on an individual basis.

Condensed combined financial statement data of the Commercial Developer Entities, page F-26

45.                             Please revise your disclosure to more clearly explain the relationship between the Commercial Developer Entities and the Ventures.  Please explain the rational for including the financial data of an apparent unrelated party to both the registrant and the Ventures in the registrant’s financial statements.  If the reason for presenting this financial data is to give an indication of the collective ability of these entities to fulfill their development responsibilities, clarify this and what consideration was given to presenting this financial data in that context and separate from the registrant’s financial statements, similar to the presentation of financial information related to a general partner.

Response:              The Company supplementally advises the Staff that its rationale for including the financial data of an apparent unrelated party to both the registrant and the Ventures was intended to comply with the disclosure requirements of paragraph 24 of FIN 46(R). The Company’s Ventures have investments in these development project entities which are owned by the Commercial Developers. These project entities are not consolidated by the Ventures.

In response to the Staff’s comment, the Company will expand disclosure in footnote 6 to the notes to consolidated financial statements (unaudited) as of and for the period ended September 30, 2007.

3-14 Financial Statements

General

46.                             For both the Plaza on Lovers Lane and The Reserve At Johns Creek Walk Apartments, please tell us how you considered Rule 3-14(a)(1)(iii) of Regulation S-X in determining whether material factors exist that would cause the reported financial information not to be indicative of future operating results.  If you are not aware of any material factors, please consider revising your note disclosures to indicate so.  If material factors exist, please explain in detail.

Response:              The Company supplementally advises the Staff that the Company considered the following material factors in determining that reported financial information would not be indicative of future operating results:

•                  The Plaza on Lovers Lane Statements of Revenues and Certain Operating Expenses for the year ended December 31, 2006 show rental revenues and certain operating expenses of $1.6 million and $1.0 million, respectively.  The Company expects substantial reductions in rental revenues and certain operating expenses for the remainder of 2007, and expects no operations subsequent to December 31, 2007.  During 2007, the Lovers Lane Townhomes project was “in leasedown” and the project had no tenants as of December 31, 2007; demolition is expected to occur in early 2008.

•                  The Reserve At Johns Creek Walk Apartments began operations in May 2006, and achieved approximately 82% occupancy by June 30, 2007.  The Company does not expect persistency in the trends of rental revenues and certain operating expenses because the property is expected to approach occupancy stabilization.

In response to the Staff’s comment, the Company will include such disclosure in footnote 1 to notes to statements of revenues and certain operating expenses for the year ended December 31, 2006 and for three months ended March 31, 2007 (unaudited) of the Plaza on Lovers Lane Apartments, pursuant to Rule 3-14(a)(1)(ii) and (iii).  In addition, the Company will include such disclosure in footnote 1 to the notes to statements of revenues and certain operating expenses for the period from May 1, 2006 (date of inception) through December 31, 2006 and for the six months ended June 30, 2007 (unaudited) of The Reserve At Johns Creek Walk Apartments, pursuant to Rule 3-14(a)(1)(ii) and (iii).

Plaza On Lovers Lane Apartments

Statements of Revenues and Certain Operating Expenses, page F-33

47.                             The financial statements of the Plaza on Lovers Lane should be updated on the same basis as the registrant in accordance with Rule 3-12 of Regulation S-X as this appears to be an investment in real estate based on the guidance of SAB Topic 1I.  Please tell us how you evaluated your compliance with Rule 3-09 of Regulation S-X related to this investment.

Response:              The Company respectfully requests that the Staff refer to our response to Comment No. 24 with regard to its evaluation of compliance with Rule 3-09 of Regulation S-X.  The Company will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Pro - Forma Consolidated Financial Information

Notes to Pro - Forma Consolidated Financial Statements
Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended

September 30, 2007 & the period August 4, 2006 (date of inception) through December 31, 2006, pages F-42 - F-43 and F-44

48.                             Explain to us how adjustments (d) and (e) meet the criteria of Rule 11-02(b) (6) of Regulation S-X.  Note that operating and organizational costs should be expensed as incurred in accordance with SOP 98-5.

Response:              The Company respectfully requests the Staff to refer to our response to Comment No. 38 with regard to the Company’s policy of expensing organizational costs that the Company has incurred.  For the purposes of these Pro Forma financial statements, all acquisitions are assumed to have occurred on August 4, 2006 (date of inception), and, the Pro Forma financial statements assumed that substantially all of the related private offering proceeds were raised on or before December 31, 2006.  As a result, the Company believes all organizational costs incurred would have been reflected as an expense in the Company’s consolidated financial statements for the period from August 4, 2006 (date of inception) through December 31, 2006.

Prior Performance Tables-Table V, page A-26

49.                             Please revise the table such that the fourth column reflects the cash received on sale net of closing costs and net of any assumed or paid-off mortgage, the eight column reflects the sum of columns 4-7, and the tenth column reflects the sum of the original acquisition mortgage financing (which should be added if applicable) and column nine.

Response:              The Company revised Table V as requested by the Staff’s comment.

Item 33.  Recent Sales of Unregistered Securities, page II-2

50.                             Please revise the disclosure to confirm that there was no general solicitation associated with the private offering commenced on November 22, 2006.

Response:              The Company confirms that it made no general solicitation in connection with the private offering commenced on November 22, 2006 to accredited investors.

Item 36.  Financial Statements and Exhibits, page II-3

51.                             Please advise us why you have not filed the joint venture as an agreement.  Refer to Item 601(b)(10) of Regulation S-K.  Please address in your analysis whether you have a beneficial interest in the contract.

Response:              Item 601(b)(10) of Regulation S-K requires the filing of “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”  In addition, the rule states “[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”  The Company did not file its commitment letter because, for the reasons discussed in response to Comment No. 29, the commitment letter is not a genuine obligation and therefore the letter is not material.

Similarly, the Company did not file the co-investment partnership agreement because it is not material.  The Company is not a party to the agreement and the Company does not have a beneficial interest in the contract.  A party is a not a third-party beneficiary under a contract unless the contracting parties intended that the third party benefit from the contract and the conferring of the beneficial effect on such party is a material part of the contract’s purpose. See, e.g., Guardian Construction Co. v. Tetra Tech Richardson, Inc., 583 A.2d 1378, 1386 (Del. Super. 1990).  The co-investment partnership agreement does not satisfy this test because the contract was entered into by Institutional GP for the benefit of itself and the Company’s sponsor, not the Company.  Any benefit the Company would receive from this arrangement is incidental and not a material part of the parties’ purposes in entering into the contract.

52.                             If possible, please provide drafts of your legal and tax opinions with your next amendment.

Response:              Counsel to the Company intends to submit supplementally draft legal and tax opinions to the Staff in the near term.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.  As communicated to Ms. McHale regarding the requirement to register under the Securities Exchange Act of 1934, as amended, we would greatly appreciate your review as soon as possible.  If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

By:	/s/ Robert H. Bergdolt

Robert H. Bergdolt
Partner

Cc:	Linda van Doorn, Senior Assistant Chief Accountant
Wilson Lee, Staff Accountant
Gerald J. Reihsen, III, Behringer Harvard Multifamily REIT I, Inc.

Exhibit A

Structure Diagrams for Investments

The attached structure diagrams show how the Company indirectly owns real estate or loans relating to eight multifamily real estate projects.  Note that each of the joint ventures with the co-investment partner owns their investments in these projects through a separate REIT (each a “Subsidiary REIT”).

The ownership structure of each Subsidiary REIT is shown in the first diagram, entitled “Organizational Structure of Co-Investments with Dutch Foundation.”  In this diagram, the Subsidiary REIT is represented by the shaded rectangle.  The Subsidiary REIT is (or will be) owned by a Venture LLC and at least 100 other investors (each such investor is a “qualified purchaser” as defined under Section 2(a)(51) of the ‘40 Act).  A separate Venture LLC and Subsidiary REIT have been and will be established for each co-investment with the co-investment partner.  The ownership interests of the co-investment partner and the Company in the Venture LLC will generally be 45% for the co-investment partner and 55% for the Company.  However, the co-investment partner may own a lesser percentage and the Company a greater percentage, as in The Reserve at Johns Creek investment, for example, where the co-investment partner owns a 36% interest and the Company owns a 64% interest in the relevant Venture LLC.

The subsequent diagrams show how the relevant Subsidiary REIT fits into the ownership structure of each of the Company’s investments.  As in the first diagram, in these subsequent diagrams the Subsidiary REIT is represented by the shaded rectangle.  However, in these subsequent diagrams, the actual name of the Subsidiary REIT is used.

Note also that the diagrams show the amount loaned by the Subsidiary REIT as of December 14, 2007 and the total amount the Subsidiary REIT is committed to advance for the project.

Organizational Structure of Co-Investments with Dutch Foundation

[Graphic]

Organizational Structure of the Investment in the Lovers Lane Project

[Graphic]

Organizational Structure of the Investment in the Eldridge Project

[Graphic]

Organizational Structure of the Investment in the Baileys Project

[Graphic]

Organizational Structure of the Investment in the St. Rose Project

[Graphic]

Organizational Structure of the Investment in the Johns Creek Project

[Graphic]

Organizational Structure of the Investment in the Columbia Project

[Graphic]

Organizational Structure of the Investment in the Satori Project

[Graphic]

Organizational Structure of the Investment in the Cameron House Project

[Graphic]